Mail Stop 3561

October 5, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Paul W. Mobley, Chief Executive Officer
Noble Roman's, Inc.
One Virginia Avenue, Suite 800
Indianapolis, Indiana 46204

> **Re:** **Noble Roman's, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 000-11104**

Dear Mr. Mobley:

We have reviewed your response letter dated September 21, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008

Financial Statements
Notes to Consolidated Financial Statements, page 25
Note 1: Summary of Significant Accounting Policies, page 25

1.   As originally requested in our prior comment 4, please include an accounting
        policy in note 1 in future filings related to assets held for sale. Your revised
        disclosures and response should include how your accounting treatment with
        regards to assets held for sale and related valuation of such assets complies with
        the requirements of SFAS 144. In addition, please disclose the methodology
        management uses in deriving an estimated net realizable value each period in
        determining whether impairment has occurred.

2.   As originally requested in our prior comment 5, please include an accounting
        policy in note 1 in future filings related to exit or disposal activities. Your revised
        disclosures and response should include how your accounting treatment for these
        accrued expenses related to exit or disposal activities complies with the
        requirements of SFAS 146.

Note 3:   Notes Payable, page 28

3.   We note your response to our prior comment 6. As originally requested, please
        confirm that you will expand the notes to your financial statements to discuss
        your accounting treatment for the amended loan agreement.

Note 7: Common Stock, page 29

4.   We note your additional disclosures in response to prior comment 7. Please
        revise your share-based compensation disclosures in future filings to include ALL
        the required disclosures of SFAS 123R, specifically, the following:

        •   The weighted average exercise prices of options granted, exercised, forfeited,
            expired, during and at the end of the most recent fiscal year;
        •   The weighted average grant date fair value of nonvested stock granted, vested,
            forfeited, during and at the end of the most recent year;
        •   The weighted average grant date fair value of options granted for each year
            for which an income statement is provided;
        •   The total intrinsic value of options exercised (or share units converted), share-
            based liabilities paid, and the total fair value of shares vested during the year
            for each year for which an income statement is provided;
        •   The number, weighted-average exercise price, aggregate intrinsic value, and
            weighted-average remaining contractual term of options outstanding and

options exercisable for all vested options or those options that are expected to vest at the date of the most recent balance sheet;

- Total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto and the total compensation cost capitalized as part of the cost of an asset for each year for which an income statement is presented;
- As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized;
- If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period;
- If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.

Please refer to paragraphs A240 and A241 of SFAS 123R and confirm that future filings will be revised to include all of the above information.

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You may contact Heather Clark at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief